

UPDATED COMPANY DISCLOSURES

Form C-AR Support Attachment
Fiscal Year Ended December 31, 2025

1. Issuer Information

Legal name	Caribbean Water Technologies, Inc.
Brand / trade name	Soca Shores Water
Jurisdiction of incorporation	U.S. Virgin Islands
Principal office	St. Thomas, U.S. Virgin Islands 00802
Website	www.cwtvi.com
Contact	Nimon Bondurant, President	470.385.7188	www.cwtvi.com
Fiscal year end	December 31, 2025

2. Business Description

Caribbean Water Technologies, Inc. manufactures, markets, and sells boxed water under the Soca Shores Water brand.

3. Management, Officers, and Directors

Principal officer	Nimon Bondurant, President
Director information	Julius Jackson became a director on June 30, 2025.
Management control	Nimon Bondurant served as President/principal officer. Founder shares were formally issued in 2025, resulting in 28,500,000 issued and outstanding common shares at year-end.

4. Revenue and Financial Condition

Revenue	$0
Financial statement basis	Founder-prepared, unaudited financial statements prepared for Form C-AR support.
Revenue classification	Investor checks and incoming wire transfers are not treated as revenue. They are treated as convertible note funding where applicable.

5. Capitalization and Securities Outstanding

28,500,000 Class A common shares were issued to Nimon Bondurant during 2025. No preferred shares were issued.

Authorized common shares	45,000,000
Issued/outstanding common shares	28,500,000
Authorized preferred shares	15,000,000
Issued preferred shares	0
Shares issued during fiscal year	28,500,000
Par value	$0.0001 per share
Common stock at par	$2,850.00

6. Convertible Notes



Investor check deposits and incoming wire transfers during applicable periods are treated as convertible note principal rather than revenue. Convertible notes remain liabilities until paid, converted, or otherwise amended.

Instrument type	Convertible promissory notes
Interest	5% simple interest
Accounting treatment	Liability until conversion or repayment
Conversion treatment	Conversion into equity only upon the applicable conversion event or executed equity transaction

7. Related-Party Transactions and Year-End Balances

Related-party year-end balances	No known amounts owed to or from Nimon Bondurant, Julius Jackson, or any related party at year-end.
Tax liabilities	No known unpaid payroll taxes, sales taxes, income taxes, franchise taxes, or other tax liabilities at year-end, subject to CPA review.

8. Material Updates for the Year

- The Company continued product, logistics, marketing, and market expansion activities.
- No revenue was recognized for the fiscal year; all check deposits and incoming wire transfers were treated as convertible note funding, not revenue.
- Founder shares were issued during 2025 at $0.0001 par value.
- Convertible note obligations accrued 5% simple interest under the note terms unless converted, paid, or otherwise amended.

9. Principal Officer

Prepared for filing support under the direction of:

Nimon Bondurant
President
Caribbean Water Technologies Inc.
470.385.7188
www.cwtvi.com

Signature: _____   Date: _____5/06/2026_____